Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number: 1-13083

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the proposed transactions with WellPoint Health Networks Inc. (“WellPoint”) that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s various SEC reports, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2002 and its Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Participants in Solicitation

Anthem, its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Additional information regarding the interests of Anthem’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

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The following is a transcript of a speech delivered by Anthem at the 2003 Anthem Investor Conference on November 18, 2003.

Tami Durle – VP Investor Relations – Anthem

Good morning, everyone. I am Tami Durle, Vice President of Investor Relations, and we are absolutely delighted to welcome you to Anthem’s first ever Investor Conference.

We also want to extend a warm welcome to those who are joining us online today. Our presentations today are being broadcast live via Web cast on our Investor Relations Web site at anthem.com. Our program including the slides today will also be available for replay on our Web site after today’s event.

Now I’d just like to take a quick second to introduce you to some of my Investor Relations colleagues. And I’d ask them to just stand for a moment when I mention their names. They’ve all been instrumental in helping to plan today’s program for you. First we have Mike Hall. He will be leaving the Investor Relations Department to join the Investments area. I know many of you have had a chance to work with him in the past, and we’ll certainly miss him. However, we do have Michael Kleinman who will be filling Mike Hall’s position, and he joins us from Golden Rule.

We also have Dawn Mehringer who is in the back, who has been helping with some of the nametags and invitations. And she is our Administrative Assistant. We also have Tracey Healey in the front row, who I owe a great debt of gratitude for all of her many hours of late nights and weekends helping to dedicate her time to bring today’s program together for you. Should you have any questions throughout the day please do not hesitate to ask any of them for assistance.

As for the logistics for the day, we will be serving lunch at around noon, right around the corner here, in Ballroom — Sagimore (ph) Ballrooms Six and Seven. Also right around the corner you’ll find telephones and restrooms, as well.

Also in your presentation books, that should have been at your seats this morning, you will find speaker biographies. And we ask you to refer to them because we’re not going to spend much time today on introductions. Also about three pages into your presentation booklet you’ll find an evaluation form for the conference. We will kindly ask that you rip that out, and please, that you would complete that and leave that for us before you leave today.

We do plan to end the day by about 3:45, and we will have some shuttle buses that will be available to help take you to the airport. They will be right outside of the Westin Hotel. And should you need to leave early they will be available starting at around 3:15.

During the planning process for today’s events we did survey a number of you. And we really appreciate not only your very thoughtful replies, but I am pleased to tell you that each one of our speakers today will be addressing the majority of the topics that you suggested.

Not only that, we heard you loud and clear that you were interested in having a lot of time for q-and-a, and you will have an opportunity to do so after not only each person’s presentation but we’ve also allocated about 45 minutes at the end of the day for any additional questions that may not have gotten answered during the presentation.

I am also guessing that many of you still have some questions about our pending merger with WellPoint. Therefore, we’ve asked our CEO to spend some time early this morning formally addressing those frequently asked questions that we’ve been receiving, and then we will allocate about 45 minutes after his formal remarks for you to spend time asking any additional questions that are merger related during that timeframe. We do kindly request, however, that you limit your questions about the merger to that time period so that we can focus the remainder of the day on Anthem’s specific businesses and strategies.

We will be making some forward-looking statements this morning, and we will caution all of our folks in the audience as well as our Web cast listeners that there are factors that could cause actual results to differ materially from our current expectations. These risk factors are discussed in your presentation book as well as on our web site on anthem.com. They are also in Form 10-Q which we filed with the SEC on November 14th, as well as other periodic filings that we have made with the SEC.

Also note that in connection with our pending merger Anthem and WellPoint do expect to make a registration statement with the SEC, and we also encourage you to review that when that becomes available.

Now that the legal requirements have been met it is my pleasure to introduce you to Anthem’s Chairman, President, and CEO, Larry Glasscock. Larry has been with the Blue Cross and Blue Shield system since 1993. He joined Anthem in 1998 as the Senior Executive Vice President and Chief Operating Officer. He was then named President and Chief Executive Officer in 1999, and was elected Chairman of the Board earlier this year.

Under Larry’s direction, and despite the economic downturn in the wake of September 11th, Anthem’s 2001 initial public offering was the largest in Indiana’s history, as well as the 23rd largest ever on Wall Street. Under his leadership Anthem has grown from six million members to nearly 12 million year-to-date. Net income has gone from 45 million in 1999 to 549 million through 2002.

It’s been said that the quality of a leader is reflected in the standards they set for themselves. Through Larry’s clear vision for the company, steady guidance, and integrity he has created an environment that inspires excellence and achievement. Larry and our Senior Leadership Team have accomplished Anthem’s unprecedented growth by focusing on the health and healthcare delivery of our members by enhancing customer service and building strong relationships with our physicians, our hospitals, as well as our other healthcare professionals.

Please welcome me in joining Larry Glasscock.

Larry Glasscock – Chairman, President and CEO – Anthem

Tami, thank you very much. You’re too kind because all of those results are because of our Senior Leadership Team, which you’re going to be meeting with this morning. And so, again, Tami, I appreciate your words.

And welcome to everyone. I hope you enjoyed dinner last evening. It was great to be able to spend that time with you. On behalf of our entire Senior Management Team we’d like to welcome you to really our first Anthem Investor Day. I’d like to extend, again, a sincere thanks to all of you for making the trip here to Indianapolis and dedicating what we know is very substantial time from your schedule to be here.

We’ve put together, I think, an outstanding program today. I hope you find it to be informative. We always know that when we meet with you it’s really the time for questions that are key, and so we’ve, as Tami said, left a lot of time to be able to address your issues.

The theme of our program, as you can certainly see, uses the words ‘discipline’ and ‘performance.’ And we’ve selected these words because they aptly describe the manner in which we operate our businesses. And we believe they reflect in a very accurate way the culture that we’ve been working to build at Anthem.

My hope really for this first Investor Day is that you come away with a much better understanding of our business, our operations, our strategy for continued growth, and our commitment as well as focus on our promise to deliver consistent quality earnings growth. And to that end really I have three goals for this conference. First, I want you to become acquainted with our talented Senior Management Team. And, again, you will see them. Second, although we’ve met many of you over the past two years we hope to further enhance your knowledge of Anthem, focusing on what it is that truly differentiates us in the marketplace, and why we’re extremely confident in our abilities to continue to grow this company. And then, third, we want to share with you our assessment of the industry’s landscape, and importantly, the Blue Cross and Blue Shield system in which we operate.

Anthem, as I’ve mentioned, has a very experienced Senior Management Team. And as Tami mentioned, you have the bios of them throughout your book. I’m very, very proud of this Team, and anxious really for you to meet them and hear from them today.

And so let me take just a moment to introduce them to you and briefly describe the topic that each of them will address today. Marjorie Dorr, the President of Anthem East, will begin our session after I finish with a discussion of Anthem’s strategy for delivering product value to our customers. It’s a very important part of what we’re doing. Caroline Matthews, the Chief Operating Officer of Anthem West, and Mark Boxer, our Chief Strategy and Business Development Officer, will share a report of our efforts to become easier to do business with through customer service as well as e-business.

Following that, our Chief Information Officer, Jane Neiderberger, will join us to talk about our success in systems consolidation and how we are positioning our technology strategy for the future. She’ll be followed by Keith Faller, who is the President of Anthem Midwest, who will give you some perspective on the competitive landscape in each of our geographic regions.

And then before breaking for lunch Mike Houk, the President of our National Accounts Unit, will discuss his very exciting business successes and also our National business model.

Then after lunch we’ll hear from Tom Snead. Tom, as you know, is the President of Anthem Southeast. He will talk about our integration model and our best practices initiative which Tom facilitates, along with his colleagues who manage the four business units.

You’ll then hear from John Murphy. John Murphy, the President of Anthem Specialty, and he’ll discuss our progress really in the Specialty businesses.

Sam Nussbaum, Dr. Sam Nussbaum, will then as our Chief Medical Officer talk to you about his thoughts on our opportunities in medical management.

And then finally all of you know Mike Smith, our Chief Financial Officer, and he will cover Anthem’s financial performance and momentum since our initial public offering in October of 2001.

Anthem has identified what is necessary, we believe, to succeed. And we’ve tapped innovative leaders to ensure that very important success. I am very proud, as I’ve said, of this Senior Management Team. And I believe very strongly in them and their focus on execution. This is a very talented group, it’s a very diverse group of individuals, and they have to a person a relentless drive. They’re also very experienced executives with distinguished records of achievement. Through their commitment really Anthem has become a premiere health benefits company, and as you know, now it’s the fourth largest publicly traded company in our industry.

And so we’re very proud of what all of them have been able to accomplish. With their leadership we’ve reached our current position, but more importantly, we have designs on where we can take this company in the future. Our Team has really accomplished, I believe, a great deal through innovation. A really constant commitment to improvement in various processes within our business, and through a total dedication to attaining results with integrity.

It’s about who we are. We are building a very strong and solid company. In the third quarter, for example, of 2003 our results improved dramatically, and we are on track for a seven to eight percent membership growth in what has really been, I think we would all agree, a pretty tough economy up until recently. These results are due to what really is our very disciplined execution of, as you can see on this slide, a very simple and very straightforward strategy.

And that is a strategy focused really around execution, around five key objectives: growing profitable enrollment, reducing administrative costs, optimizing the costs of care while we improve the health of our members, providing distinctive customer service, and then finally, making sure that we very effectively manage our cash flow. All of this is accomplished really by our commitment to putting our customers’ needs absolutely first, operating from our regional business model that enables growth, and a disciplined focus on managing our local business operations.

Let’s now take just a brief look at our history, because again many of you know us well. We’ll take a look at the milestones of our progress as a company that have positioned us to be even more successful in the future. Anthem has evolved, as many of you know, from a single State health insurance company to a nine-State company, making us one of the largest companies in the industry.

We began an acquisition growth strategy by partnering with other Blue Cross and Blue Shield plans in the 1990s. Our Midwest Region was formed in the mid-’90s with mergers with Blue Plans in Kentucky and Ohio. We created a footprint in the East beginning in Connecticut in 1997. We added the New Hampshire Plan in 1999, and the three-State East Region was complete with the acquisition of the main plan in June of 2000. The West Region was formed with acquisitions in Colorado and Nevada in late 1999, and our recent acquisition in Virginia added a Southeast Region in the Year 2002.

This affiliation activity required, as you can appreciate, intense focus and discipline on managing very integrated businesses and making them part of a better whole. And so we’ve been working very straightforwardly on creating regions of strength.

Along with this acquisition growth we’ve also devoted a great deal of effort to creating our national account strategy, and we began that business model in 1999. Shortly thereafter in 2000 we established a specialty business segment to help us meet a wider scope of our customers’ needs. And as I mentioned, on October 30th of 2001 we became a publicly traded company with the launch of an initial public offering. And less than one year later we added, as I mentioned, this fourth geographic region in the Southeast completing the Trigon affiliation in July of 2002, and now very importantly, we’re poised to merge with WellPoint, we believe, in mid-2004.

As you can see here, we’ve achieved our goal of expansion and attained necessary scale to effectively compete for market leadership. Looking forward we hope to achieve industry distinction. This will be accomplished by our continued focus on capturing what we call the ‘best of the best’ at our company. We will offer the best and most innovative products to our customers and deliver a distinct level of service to our members and clinical networks in all of our markets as we share practices and further integrate activities across our various regions.

Over the past few years we’ve been transforming the company from a collection of individual Blue licensed health companies to a regional model with significant operations in each of our four geographic regions. The acquisitions that we’ve completed resulted, as you can appreciate again, in multiple systems. As Jane Neiderberger will describe in detail later today, we have been consolidating from multiple systems to a system of choice in each region. This is part of our strategy to ensure an effective, efficient, cost effective approach for member service.

As I mentioned earlier, Anthem’s focus on specialty products began recently, really only about three years ago. And prior to that time what’s important to note is the sale of specialty products such as life or dental, was viewed as just a nice add, so to speak, for our health business. Today our strategy is really to penetrate our membership with all of our specialty products. Again, a very important part of our future.

As you can imagine, after completing the acquisition different processes were in place in each State to complete, again, very similar tasks. We had been and will continue to standardize and simplify these processes. We are now in the early stages of identifying and leveraging strengths really across the entire company, that is determining the most effective and efficient processes in each State or region and transferring those practices to others.

I’m extremely pleased with our accomplishments. And I remain confident in our ability to deliver value to all of our constituents in the future by our focus on disciplined execution of our strategy. We believe that disciplined execution requires management to be close to the customers. And our geographic regions, as you know, offer similar products and services, but are managed with a local focus to address unique market, regulatory, and healthcare delivery characteristics. A local management team is better positioned to understand the dynamics of a specific market and take market specific actions.

For those of you that know us, we are also very, very focused on details. Details matter in this business. And we take pride really in being disciplined and following through on promises we make. I mean our saying in our company is very simple, ‘make promises and then keep them.’ Very importantly, all of Anthem’s associates are striving for the same strategic objectives and goals. I visit, for example, all 1,350 of our Anthem Managers three times each year.

And these meetings really provide an opportunity for front line management and me really to share ideas and ensure that we’re on target to meet our objectives. It’s all about making sure that we have perfect alignment.

Lastly, disciplined execution requires the growth and development of our nearly 20,000 associates. One of my jobs and maybe the most important one is to really attract and retain talented people. Every associate, every single one in our company is eligible for incentive awards based on meeting company wide and individual goals. And this results in an alignment of their priorities and our priorities so that we’re going very much in the same direction, making sure that we maximize the shareholder value.

Our ability really to execute and meet customer needs is evident, we think very clearly, in our membership growth. In 1999 Anthem had 6.3 million members, and we are projecting membership to exceed 12.5 million members by year end 2004 on an Anthem only basis. If you exclude the impact of acquisitions completed after 1999, Anthem’s membership has grown at a compounded annual growth rate of approximately nine percent from 1999 through 2004 projected.

In 2003 alone Anthem expects to add 800,000 to 900,000 members, or a growth rate in the seven to eight percent range compared to 2002. We are growing market share by attracting new members, and also retaining about 90 percent of our existing customer base. We believe this reflects high levels of customer satisfaction and loyalty, acceptance of our product portfolio and the power of our Blue Cross and Blue Shield brand identity.

We completed our initial public offering in 2001. And in all nine quarters of becoming a publicly traded company we have met or exceeded our earnings expectations. GAAP earnings per share in the third quarter of 2003 was $1.38 per share, a substantial improvement over the third quarter of ’02 and ’01.

We expect this financial momentum to continue, and we have a very clear line of site on our growth prospects for the future. For those of you that have followed our company since the IPO our growth opportunities may sound somewhat repetitive, but when your existing strategy is working and your plan is still not fully executed a shift in strategic focus is just unnecessary.

Our top line results are expected to be driven by profitable enrollment growth in every Anthem region, disciplined pricing and increased penetration of our specialty businesses. Our merger with WellPoint will also enhance our growth opportunities. On the expense side we will continue to improve our operating efficiency while maintaining a focus on reducing spending in non-customer touch point areas. However, I want you to know we remain disciplined in investing in our company’s future. For example, our information technology budget for 2004 is approximately $475 million, of which almost a third of it is for strategic and development related programs.

We will also continue to price our products based on a disciplined assessment of underwriting risks and competitive factors. We continually review our strict underwriting and pricing guidelines on a national and regional basis so that our products remain competitive and consistent with our marketing strategies and profitability goals.

Our Medical Management Programs will continue to include a broad array of activities intended to maintain cost effectiveness while facilitating improvements in the quality of care provided to our members. We believe that disciplined execution of all of these factors that I’ve just mentioned will result in earnings improvement of at least 15 percent per year.

We announced our third quarter ’03 results three weeks ago, and, as you know, during the earnings call we provided GAAP guidance, earnings guidance of $5.30 to $5.35 per share for 2003. We remain comfortable with that earnings guidance, as well as our outlook of a 13 to 16 percent growth in 2004 earnings per share. Beyond 2004 we expect at least 15 percent earnings growth per share each year.

Each of our businesses continues to improve their operational and financial performance. The Midwest, if I can talk about it for just a moment, is Anthem’s largest business segment with over 5.6 million members. Just as a reference point, I think it’s an interesting way to look at this. This region on a standalone basis would represent the nation’s six largest managed care company based on membership, as compared to our publicly traded peers.

We also had the largest market share in each of our States in the Midwest. We are projecting $6.6 billion of operating revenue in the Midwest for 2003, and approximately 425 million to 435 million in operating gain for 2003. This would represent nearly a 60 percent growth rate as compared to the operating gain last year. And we expect further improvement in operating results in 2004 for our Midwest region.

Our market position is the strongest in the East, with about a 50 percent market share in the three States. And we expect membership growth of seven to eight percent for 2003, and continued but more modest growth in 2004. Therefore, we are leveraging our strong market positions to continue to take market share, and we are seeing the growth in our national accounts business accelerating.

You know, 2001 was the first full year that the East Region was fully operational, as the acquisition of the Maine plan was completed in June of 2000, and we are clearly seeing efficiencies from integration. We have dramatically improved our operating gain performance from 129 million in 201 to approximately 295 million to 305 million projected for this year. For 2004 we do not expect to repeat the 32 to 37 percent growth in operating results projected for ‘03. However, we are confident in our ability to increase market share and profitability in this region.

Anthem’s West Region is our smallest health segment with about 930,000 members, and it is also very importantly, the least penetrated with about a 17 percent market share. We acquired, as you know, broken plans in Colorado and Nevada in 1999. And Caroline Matthews has done really an incredible job of turning around their performance. The West Region faced significant challenges including restoring profitability, growing membership, and addressing service problems. We addressed these problems in a very collaborative manner by reaching out to brokers, key customers, and healthcare providers, as well as to our other regions.

As I discussed earlier—well, before I talk about that let me focus again for a few more minutes on Colorado and Nevada. We’re very proud of these areas, obviously. We’ve regained the number one market position in Colorado. As you’ve heard us say before, when we acquired that plan we had the number three market position. And we hold the number two position in Nevada.

When we acquired these plans, very importantly, the voluntary turnover rate exceeded, I’m going to say again ‘exceeded’ 30 percent. It’s very difficult to run a business when you have that kind of a turnover rate. Today we’re at about a 10 percent voluntary turnover rate, and so an incredible reduction. We’ve also been able to improve the overall productivity and discipline of the region. And it’s evident when you really compare the operating gain results. And let me show you what that looks like.

Although this comparison is really not shown on this slide, in the year 2000 which was the first full year that Anthem owned the Colorado and Nevada plans, operating gain was about $3 million. And we now expect $100 million to $105 million for 2003. In 2004 we will be investing in systems migration costs in the West. However, operating gain results should still exceed the level projected for 2003.

As I discussed earlier, let me now turn to the Southeast segment. We formed this region through our combination with Trigon in 2002. This added to Anthem about 2.5 million members. We announced the Trigon affiliation in April of ’02, and at that time, as many of you may remember, we committed to realize about 40 million of synergies in 2003, and at least 75 million of synergies by 2004. On our third quarter earnings call we disclosed that $55 million to $60 million of synergies will be captured this year. And so the integration activities as you can clearly see are progressing even better than we anticipated.

The 2002 performance on this slide is for only five months of results in 2002 which represents the period of time that Anthem owned Trigon. On a same store basis we remain very pleased with the operating results that the region is producing. Moving ahead really to 2004 we expect further improvement in Southeast’s operating gain results as we capture these additional synergies and the efficiencies of becoming part of Anthem.

We are also very pleased with the build-out and growth of our specialty products portfolio and capabilities. We currently offer PBM, dental, vision, life, and behavioral health services to our customers, and we have made substantial, really substantial progress in penetrating our existing medical membership base. The specialty segment represents a relatively small portion of our consolidated operating revenue and operating gain results today, but as we expand our penetration rates in these products it will become a larger contributor to Anthem’s overall financial performance and momentum. John Murphy, who I introduced earlier, will describe our specialty businesses in more detail later this afternoon.

And so let me now, if you would, allow me to switch gears just a bit, and talk about Anthem and WellPoint’s definitive merger agreement which we announced just a few weeks ago. For those of you who are not familiar with the announcement this transaction will create the nation’s leading health benefits company. This additional size and scale will afford our combined entities significant, we believe very significant advantages, including the ability to spread administrative costs over a much larger membership base, and will allow us to keep our services more affordable for existing as well as for new customers.

WellPoint shareholders will receive $23.80 in cash and one share of Anthem common stock per WellPoint share. Based on the October 24th closing price the total consideration received by WellPoint shareholders is approximately $16.4 billion. On a pro forma basis Anthem shareholders will own 47 percent of the combined companies. The merger was unanimously approved by both Anthem and WellPoint’s Board, and is expected to close, as I said earlier, in mid-2004 pending approval from our stockholders, State Departments of Insurance, and other regulators, the Blue Cross and Blue Shield Association, as well as Hart-Scott-Rodino clearance.

The parent company, again as many of you know, will be renamed WellPoint Inc. It is the most admired name in the health benefits industry, and the corporate headquarters will be in Indianapolis, Indiana. The new company’s 20-member Board of Directors will consist of 12 members from Anthem’s Board and eight members from WellPoint’s. Both Leonard and I will remain on the Board. Leonard, as you know, will serve as Chairman, and I will serve as President and Chief Executive Officer. David Colby will be the CFO of the combined company, with Mike Smith leading the integration efforts, along with Alice Rosenblatt from WellPoint.

This affiliation will expand our geographic reach across the nation, and will further diversify our earnings stream. We will have the number one market position in 12 of our 13 combined States where we operate as a Blue Cross and Blue Shield licensee. While we will hold the number one market position these markets all have additional room for expansion, and we expect to capitalize on significant growth opportunities in each. Although Anthem and WellPoint have benefited from membership growth through acquisitions in the past the thing I want to emphasize is both have also reported exceptional organic growth.

Now I would like to spend just a few minutes to talk to you about some of the most common questions we’ve been receiving about our merger with WellPoint. After about 70 investor meetings we thought we could anticipate some of your questions, and in the next series of slides we’ll post what we think you might be interested in and really try to respond.

The questions are really several. We are asked, for example, why now? Why was this transaction not structured as a merger of equals versus paying a premium to WellPoint shareholders? What are the returns for Anthem shareholders? Was this a defensive move? And then finally, what are the real benefits of this merger? We’re going to try to give you very crisp answers to each of these, and we’ll also, as I said earlier, take more questions at the end.

As to the issue, why now? The response is really very, very simple. If you think about it there’s not been a time since Anthem went public that we have been in a position to really execute a transaction like this. There’s never been a time when the two companies could focus on this transaction without competing really with our other transactions. Either one of us was in registration or in the middle of an acquisition. And only after September 24th when the Cobalt transaction was consummated did Leonard and I find ourselves really in a position where we could say to our management teams, ‘let’s see if we can really get this done.’

Why also now? Because you do deals of this size when they can be done. It’s an alignment of the interests and strategy of our two leadership groups to say, ‘now is the time to take advantage of the competitive opportunity. Now is the time as the Blue landscape has really changed.’ We both believe, for example, that Blue consolidation is a part of the industry’s future. We both, however, believe that there may be a window of time when Blue conversions will slow, and this leaves us a window of time to put these two companies together, and really be positioned to react to opportunities when they might present themselves in the future.

We’ve also been asked why not structure this as a merger of equals versus paying a premium to WellPoint shareholders? Our response has been that ‘Indiana is a very attractive State of domicile.’ In addition, we looked at precedent deals over the last 10 years where the indicated value was more than $10 billion. And if you study those deals very closely and learn lessons from them you’ll find that the so called merger of equals had been challenging at best. I think they’ve had, it’s fair to say, very challenging track records in many, many cases. Large scale enterprises cannot leave ambiguity around governance, management, and leadership.

And we believe it was important to put this transaction together in a way that there was no ambiguity about who would be leading the execution of strategy, and who would be facilitating the best practices and governance. We also believe that valuation at this point in time can be defended as a very reasonable valuation in many, many respects.

If you look at all transactions where the acquirer represented less than 65 percent of the indicated market value of the two combining entities all such transactions since 1995, for example, over five billion, the range of premiums paid by the relatively smaller who ended up as the survivor of the merger range from 27 percent on the low side and 98 percent on the high. We’re very comfortable that the premium we paid has market relevance inside these precedent transactions. We also think it is clearly indicative of the value really being secured for Anthem owners.

And so what are the returns for Anthem shareholders? Although GAAP rules do not allow me to talk about non-GAAP measures, it’s helpful to look at WellPoint’s trailing net after-tax operating income, and allow it to continue to grow at WellPoint’s established rates. When you add in the after-tax impact of the synergies, we hope you will conclude as we have that Anthem can meet its required hurdles for investment with an after-tax return well above our often stated 15 percent threshold. We think this is a dynamite, dynamite deal for Anthem at a very fair premium.

What about the returns for shareholders? It is a very proud moment for me to be able to say this deal is essentially accretive right out of the box. If it were not for our debt restructuring transaction where we intend to repurchase surplus notes issued by Anthem in its pre-conversion days, this transaction is accretive right out of the box. And significantly accretive in mid single digits in 2005.

We are also frequently asked is this a defensive move? I rather think neither company needs to apologize or seem defensive about anything. The organic growth rates of these two companies are very dramatic compared to their relevant peers. Nearly four million members have joined health plans of these two companies just since 1-1 of the year 2000. Neither of us are cowering against the threat of competitive market forces, and neither of us were in a position where we had to do a deal.

Rather we are saying, what we are saying is that by putting this model together we can make a truly vaulting leap ahead of other competitive models, and further accelerate our growth. And furthermore, we are not defending against any notion of the so called underwriting cycle. We do not believe the cycles that we have seen in the past are likely to repeat themselves. Both of our companies operate with discipline and have consistently delivered on our promises to manage our books of business with underwriting precision.

In addition, the competitive landscape, as many of you know, is much different today due to the consolidation of health plans over the past few years. Today, for example, publicly traded managed care companies have nearly 40 percent of the market share of the insured population, compared to just 20 percent in 1995. More membership is now in the hands of disciplined public companies that are not willing to trade profits for membership gains. I think the consolidation in the industry, less fragmentation, and quicker access to claims data leads you to a more sophisticated actuarial science. And so we really do believe that this underwriting cycle which did exist is becoming more of a myth of history than what you see today.

The search for best practices among both of these enterprises will allow us, we believe, to accelerate our growth. WellPoint has some of the most innovative solutions for the individual and small group markets. Anthem is having a terrific run as the leading market share gainer in national accounts business. If we cross-pollinate the leadership and allow those competencies to really breathe across the entire enterprise we believe WellPoint can help us accelerate our individual growth in some of our regions, for example. We, in turn, believe that we can help accelerate national account growth in their businesses.

In addition, we have high expectations for further penetration of specialty products across all of our regions. WellPoint operates the nation’s fourth largest PBM, and we fully expect to utilize that expertise to accelerate additional services and efficiencies into Anthem’s service areas. Our affiliation also positions us well for expanding our high quality special product offerings beyond existing medical, our existing medical membership base. These include, for example, dental, life, disability, behavioral health, and vision products.

We further think that one of the most important parts of our joint efforts in the future will be around medical management, and turning data really into information for our clients and their members. And the medical management disciplines of these two companies will provide us a distinct advantage.

We are committed to capturing synergies quickly and assuming a mid-2004 closing expect savings of at least $50 million in 2004, $175 million by 2005, and at least $250 million be fully realized annual synergies by 2006. More specifically, one of our most significant opportunities lies in information technology savings. It’s important to note that savings in this area will not be the result of a large scale systems consolidation but rather eliminating redundancies and really improving efficiencies.

We expect that when the synergies are fully realized in 2006 we can save at least 75 million annually in this area alone. We also believe there is significant cost savings through our PBM and other specialty operations which will save at least another 75 million. The savings that we will be able to apply to our operations including the UNICARE business should also yield about $50 million in benefits. Additionally, there are numerous corporate and non-customer touch point areas where redundancies will allow for at least another 50 million in additional savings.

Leonard and I have really reviewed these opportunities in detail, and we’re both highly confident that the majority of these ideas can be implemented over the course of the next 18 to 24 months. Of course, we’ve identified, as you would expect, other potential opportunities. These will be studied thoroughly, and they will be developed as the transition teams commence their work, because we know many good ideas will come out of that effort.

As I have mentioned, Mike Smith will lead these integration efforts, along with Alice Rosenblatt. They, as you know, are very experienced as they both have led our prior efforts. We will establish multiple teams to ensure that our goals for capturing synergy savings in each area are achieved. We have always, and I want to emphasize this. We have always accomplished seamless integrations without, without disruption to customers, and that will continue to be our primary focus.

And so where is Anthem headed over the next few years? You will hear more specifics throughout today’s presentation, but I think you will agree that we are building on a foundation of solid operational and financial performance. Anthem is well positioned with leading market shares in eight of the nine States in which we operate as Anthem Blue Cross and Blue Shield. We are also a more diversified company based on geography since acquiring Trigon in 2002, and will be even more so after our merger with WellPoint is complete.

We believe the leaders in our industry over the next decade will be companies with the size, scale, and flexibility to compete in a consolidating and complex market environment. A Blue Cross and Blue Shield organization like Anthem, with operations in multiple areas has the ability to compete in this environment. Increased scale really allows us to enhance customer service and improve operating margins while keeping products very competitively priced.

Although we are, as you know, very focused on enhancing value for our shareholders we are just as attentive to meeting the needs of our customers. Our regional business model allows us to operate with a very, very clear customer focus, supported by our ability to respond to unique customer needs in each of our regions. Our regional structure allows managers to respond to local market conditions more effectively and more quickly than otherwise is the case within a highly centralized organization.

Anthem, I hope you have learned and will learn over the course of the day, is a disciplined company. It’s a company that effectively plans for the future with a tremendous focus on execution. We understand very clearly that what matters is flawless and relentless execution each and every day.

Our future is also shaped by an extremely talented Senior Management Team that is supported by dedicated and very conscientious associates. I remain very optimistic about the future of our business. We are well positioned for continued success with the right strategy, we’ve got the right products, and we have the right people. We have an unlimited potential to become a truly distinguished company in our industry, and we look forward to that very, very promising future.

And so I want to thank each and every one of you for your attention this morning. We’re going to, as Tami mentioned earlier, leave a significant amount of time for questions here. A lot of those I suspect will be focused around our potential merger, our announced merger, which will close this year, 2004 I should say. I’m going to ask Mike Smith if he would join me along with David Frick. They have been very important to helping pull this transaction together, and I want them to be available to answer any questions you might have. And I will, obviously, as well.

And so with that in mind, we have a process where we have someone, actually we have several people with microphones. And so if you will raise your hands we’ll get to you and answer your questions. I’ll also say that my other colleagues, the rest of our Senior Management Team will participate in the q-and-a, as well, now, as well as throughout the day. So with that in mind, we’ll take the first question.

Unidentified Participant

Given that it represents the biggest portion of the synergies could you just give us some more specifics on the IT savings? Exactly what the drivers are?

Mike Smith – EVP and CFO – Anthem

Sure. I will do so, and I may ask for Mark Boxer to assist in this process, as Mark led the Due Diligence Team, working with WellPoint’s Management on this issue.

Let me first say what our targets do not include. We do not anticipate any big bank, high risk, major transformation requirement to capture the stated goals in technology. These two companies combined spend more than $800 million in lights on technology support. They support combined more than 40,000 desktops who require hardware and software support to conduct daily business. They share relationships with many common vendors who provide data operations support, licensed software, and other requirements of the combined technology shops.

Each has advanced their technology with different emphasis. We confirmed during due diligence that while both companies have very high degrees of functionality in their web based business practices perhaps Anthem has some useful technology with transferability to WellPoint not dissimilar to what we experienced in working with John Brighton, Tom Snead’s CIO, and with the Trigon Team. Reciprocally much of the process work being developed by WellPoint in handling of so called level one customer service inquiries and high volume transaction work could represent a benefit captured by Anthem.

And so, in a handful of words, no large scale, big bang, high risk transformation. In fact, we’ve had a good bit of fun meeting with investors who talk about systems migration as if the only solution is to ultimately end up with one set of technologies administered on one box across one very large scale system. We rather think that’s not the appropriate architecture, but in fact, we have great utility and great service lives left in the legacy systems built by these companies, and will take full advantage of those technologies.

Mark, would you care to add any additional comments?

Mark Boxer – SVP and Chief Strategy and Business Development Officer – Anthem

Just a few. As Mike said, none of these come from any big bang initiatives. They’re all, you know, basic blocking and tackling, things like mainframe consolidation, mid-range consolidation, rationalization of desktop support, contract consolidation in both network as well as software tools, and some e-business leverage. And so, again, the basics, nothing radical, and nothing high risk.

Larry Glasscock – Chairman, President and CEO – Anthem

Thank you, Mark. I think, again, sometimes, you know, we don’t use a lot of humor. But when we were in New York doing the due diligence we were all very excited about being able to do that.

But I must tell you we were also very envious, and the person we were envious of was Jane Neiderberger. Jane was, would have been on our Team in New York, but she was on vacation in Europe. And I did not have the heart to tell her, ‘no, don’t go on vacation.’ Because, obviously, I couldn’t share with her what we were doing. But, again, Jane has had a chance to review some of this, and is very much onboard with where we are. And she had a fabulous vacation, by the way!

Yes, sir.

Unidentified Participant

Two questions. First one on retention. Did the WellPoint stock options vest on change of control, and if they did can you talk to the risk of retaining key people over time? And the second question on management incentives, I know WellPoint was incented on return on capital and you were much more earnings growth based, can you talk about what the combined company will look like, and whether there will be a capital charge? Thanks.

Larry Glasscock – Chairman, President and CEO – Anthem

Dave, do you want to take the option issue?

Dave Frick – EVP and Chief Legal and Administrative Officer – Anthem

Yes. WellPoint has a fairly well thought out program to ensure continuity under their change of control program. And the WellPoint options will roll-over into Anthem options unless there is a termination of the employee there’s not an acceleration of vesting.

Larry Glasscock – Chairman, President and CEO – Anthem

On the issue of future incentive plans, that issue will be addressed very thoroughly as part of the integration teams. We have an HR Team that will be put together, and that will be one of the issues that they are challenged to address. And so I don’t want to preempt the work of that group, but we’ll make you very aware of what we’re going to do in the future as soon as we know what that is.

Yes.

Unidentified Participant

And so you mentioned in the future that you may make acquisitions of other Blues as the opportunity arises. I am wondering if there might be a concern among those Blue Cross Association or the other Blues that in essence the new WellPoint is taking over the Blues, since you’ll be the only large one left, there might be some resistance for the Blues remaining to be taken over? You will become the de facto Blue Cross Blue Shield Association?

Larry Glasscock – Chairman, President and CEO – Anthem

Well, we will, first of all, we will have, as you know in the Blue system we have 80, what 88 million members. We’re about 26 million of those, or will be about 26 million of those. Actually slightly less, because that includes some unbranded, or different branded business. But in any case, 24 million members roughly. 24 out of 88, and so ‘yes’ we will be the single largest licensee in the Blue Cross and Blue Shield Association.

I would remind you that there are still, there will still be 40 Blue Cross and Blue Shield organizations, some very large, and some, obviously, smaller. I’ve spoken with a number of my fellow CEOs in the Blue system. They are very complimentary of our two companies coming together. We have a very good relationship with the Association. And, as you know, we’ll represent 13 of the 50 States with the Blue Cross and Blue Shield licenses. And so, ‘yes’ we’re very important to them, and they will continue to be very important to us.

On the issue of consolidation in the industry, I think that will continue in the future. I won’t speak to whether the pace will be slower or faster, but a number of years ago there was some research done by a number of Blue companies that said over time they expected there to be fewer, but perhaps still as many as 20 to 25. You know, I don’t know what that number is. Everyone can speculate on it, but over time we believe that consolidation will continue to be a strategic option for Blue Plans. Some will choose to go on their own which is fine. Some may choose to find a partner. And for those that decide that a partner is the right thing for their future we just want to make sure that we’re a very good option for them.

Yes.

Unidentified Participant

Larry, before you made some comments saying that you thought the cycles of the past would not be repeated in the future. Sort of three little questions off of that. One, what makes you so confident about that? Two, you know, how long have you felt that way? And three, how does that play into your decision to merge with WellPoint?

Larry Glasscock – Chairman, President and CEO – Anthem

OK. Let me, the reason I’m very confident is, obviously, one of the factors that I talked about earlier is, you know, 40 percent of the business now in our industry is with public companies. As you know, there are different forms. Some of them are mutuals. A few of us are for-profits. There are still not-for-profits in the Blues. And my experience and what I see going on there is really quite a lot of discipline in the way that they’re approaching their business.

And so I think they have, they respect the fact that they cannot just rely on investment income to produce a net gain. That given the performance of the last several years many of them know that they also have to make money on the operating line. I think they’re committed from what I can tell, very committed to do that.

The reason I—how long have I had this level of confidence? Really for quite some time. I mean I’ve been in the Blue system really since the late ‘80’s when I was on a Blue Cross and Blue Shield Board. In fact, it happened to be Community Mutual Blue Cross and Blue Shield which years later became part of Anthem. And what I saw in those days was people sharing with me the cycle of, you know, three years up and three years down. And my belief from the very beginning was ‘look, don’t you create your own predicament there.’ Because I saw it in that very company from being on the Board. I’ve been in the business now for 10 or 11 years. I’m aware of companies in the Blues that have made money consistently and done very well across that entire cycle.

And so I believe strongly that, you know, you create your own destiny, and you have to, as I said earlier, stay very disciplined, very focused. Mike likes to use the phrase, given the market shares that we have in each of our States, you know, that ‘we’re not in this for practice.’ We want to make sure that we remain very disciplined in what we do, and deliver good value to our members at a fair price.

On the issue of how did it affect our decision with WellPoint? I would say ‘not at all.’ These companies are both extremely disciplined. I think WellPoint demonstrated that over a very long period of time, and I think we think very much alike about making sure that we put business on our books that makes sense for our corporation.

Mike, do you want to add anything? Or anybody?

Mike Smith – EVP and CFO – Anthem

Well, I’d just point-out as Larry has that this is a much different industry than you may have observed at the time of the last cycle. My colleague, Dave Colby uses an interesting, sort of arithmetic illustration of this. The industry at its best operates with pretax margins in the seven to eight percent range. There is such little incentive for someone to systemically change the economics.

So let’s say cut their price by three or four percent, that is eliminate half of their profits with an expectation that they would capture sufficient volume to reward that capital put at risk. It is simply not an industry structured in a way where the reward for that type of behavior justifies the punishment that you and other owners of capital would provide, or the discouragement that you would provide for that behavior. There’s just simply not enough up side.

Now, last evening in several conversations we had a chance to visit with many of you. There’s no denying that this is a very competitive business. And the so called evidence of the cycle, which I frankly do not agree with, that a particular Blue in a market will respond to a hospital negotiation or a particular large competitor will target a specific case, there’s no denying that every single day Tom Snead, Keith Faller, Marjorie Dorr, Caroline Matthews, and our Teams encounter competitive forces in their markets. But to assert that we’re on the brink of a dramatic change in outlook toward pricing we frankly think is a totally ungrounded hypothesis.

Larry Glasscock – Chairman, President and CEO – Anthem

Any of my colleagues who run the business every day want to add there? Anybody? All set. Just one last thing I would say is, and I mentioned it briefly in my remarks but I think it’s extremely important, the quality of data today and the rapidity with which we have that data is far superior than what it was even several years ago. And so I think that really helps us do a better job of calibrating where we should be. And we’re able to respond very, very quickly.

Yes.

Unidentified Participant

Yes, good morning. Larry, those of us who are, you know, pencil-and-paper jockeys on Wall Street, crunch our numbers, and we come up with something like, you know, the combined companies will throw-off about $7 a share of what we call free cash flow. I don’t know what you call it? That’s what we call it. And so the question becomes what are you going to do with all of that money?

Larry Glasscock – Chairman, President and CEO – Anthem

Well, I think that’s an excellent question. And, you know, in terms of dollars you’re absolutely on the money. I mean it’s what, together will be more than $2 billion in cash flow.

And our priorities with that are really very straightforward. One, we want to make sure that we continue to invest in the business, and that will be our first priority. We want to make sure that secondly we continue to look at acquisitions that make sense.

Believe me, having said that, our focus is on putting this company together with WellPoint and doing it very well. But we’re going to continue to be opportunistic when we think something makes sense and meets our hurdles.

We are very committed to our stock buyback program. As you know, our Board has committed, 500, given us the authority for up to $500 million of stock repurchases over the next two years. And then, finally, we’re going to take the opportunity to refinance or redeem some of these surplus notes that we had pre our public days. And so those are sort of the priorities that we have pretty much in order.

Mike, Dave, anything that you’d want to add?

Mike Smith – EVP and CFO – Anthem

No, I think you’ve covered it very adequately. I mean the facts are that this is an industry that over time will have more and more attention around its cash flow. Our job as stewards of your capital are to deploy those cash earnings in reasonable ways that facilitate the growth of the business, its proper capitalization either through debt or share repurchase, and invest strategically in new businesses that complement and accelerate the growth of our core business.

We think there will be no shortage of opportunity to put that capital to use wisely, but we understand our duty as fiduciaries of that cash. And we’ll use it very, very wisely, as hopefully you would agree both companies have demonstrated in their histories.

Larry Glasscock – Chairman, President and CEO – Anthem

Next question.

Unidentified Participant

This might be something of a follow-up to that question. There’s certainly plenty of room for growth within your Blue licensed states. My question relates to potential plans for growth in the states where you don’t have a blue license. First, can you share with us what some of your plans might be? What are some things that give you reason for optimism? And then, finally, what are some of the concerns about such growth? You know, you’d be competing with your fellow Blue licensees in those other states, for instance.

Larry Glasscock – Chairman, President and CEO – Anthem

Well, let me, I’m going to—Mike is co-leading the Integration Teams, and those are areas that we will obviously work on very carefully here over the next several months. But let me just say that we have created two very successful enterprises. We have been, as you know, very focused on maximizing our presence where we have the Blue Cross and Blue Shield brand. And I think WellPoint has done a superb job with the Blue Cross and Blue Shield brand, as well. They by virtue of acquisitions they did also have some other brands that they use, and we will look at that very carefully, and develop a strategy that makes sense for our future.

But, again, I’m not trying to avoid the question, I just don’t want to get ahead of the groups that we’re asking to develop this for us. But Mike has had some further discussions, and I’ll let him address those.

Mike Smith – EVP and CFO – Anthem

I’d like to first frame the answer by turning you back to the transcript of our second quarter earnings call, when Larry very definitively restated our priorities for using capital in M&A business. Further Blues’ consolidation remain far and away the highest priority for the merged company. Acquisition of membership in our current licensed markets is an area of M&A activity that we would like, frankly, to put even more energy around.

Continuing to pursue specialty business opportunities that build-out the segment that John Murphy at Anthem and Joan Herman at WellPoint lead will make excellent investment opportunities. I see Jim Hyman in the room, and I am aware of Bill Vandervennet’s presence, where recently Anthem acquired a managed behavioral health company, allowing us to round-out our offering of specialty services to our members. Unbranded business in non-Anthem/WellPoint States have to be examined, but will remain a distant fourth priority from an M&A perspective.

Unidentified Participant

Just want to change the topic a little bit, and talk a little bit about product innovation. And Larry, maybe where you see product portfolios moving in the next couple of years? What’s going to be a big driver, and where do you think the real growth is going to be coming from? And how does that change if you think about the economy heating up a little bit?

Larry Glasscock – Chairman, President and CEO – Anthem

Yes, well, we have our product value expert with us. Marjorie is going to talk a little bit about that later. And so I’m going to—Marjorie, if you would like to comment? I’d be happy to, as well.

Marjorie Dorr – President – Anthem East

I’m sorry, can you repeat the question?

Larry Glasscock – Chairman, President and CEO – Anthem

Marjorie, you might repeat the question, too.

Marjorie Dorr – President – Anthem East

The question was around what some of the future product deliveries are going to be looking like. And I’ll be going into it in a little bit more detail, but product is more than just plan design. Certainly plan design is one component, but our network, making sure that we have service delivery, our brand or distribution, all of that encompasses product.

And so, certainly we are seeing a fair amount of changes occurring but in this industry it is probably more like a glacier moving very slowly as we look at higher co-pays and deductibles, wrapped around some better tax deductibility, that’s our PCA accounts we see.

We also see differences in our service design, and that’s certainly where we are distinguishing ourselves from our competition. And the network, we’re also seeing tiered networks, and we’re also seeing more information around our quality of our network. And so our breadth of our network, having 85 percent of all of the physicians in the hospitals across the United States is a distinguishing feature for our product.

Also being distinguished around our quality, and you can see that most distinguishably in the Southeast where we have Subimo providing information to our consumers about quality and information on the costs, as well. That’s going to be a better, more holistic look at products going forward than just looking at traditionally a plan design.

Does that answer your question?

Larry Glasscock – Chairman, President and CEO – Anthem

Josh, what we’ll do, as Marjorie said, as we get through her slides you’ll get even more information on this, and we’ve allowed time at the end of that for questions, as well. And so if you’re not happy with what you’ve heard so far you’ll be able to ask it again.

Yes.

Unidentified Participant

Can you discuss how your national accounts business translates to the current WellPoint base of business? And how the combined entity potentially becomes more, if so, competitive compared to the other?

Larry Glasscock – Chairman, President and CEO – Anthem

Well, did everyone hear the question? I think if we can turn the mikes up just a little louder, that would be helpful.

In terms of the value proposition, imagine the value of being able to now go to a corporate client and say, and represent your company as a company that has the Blue Cross and Blue Shield license in 13 States where that company has the leading market share in 12 of those 13, has the attendant characteristics that would go with those leading market shares. It’s a, I think, just a tremendous leap in terms of what we can say to a potential client.

Now, the other aspect of this is the Blue Card Program, extremely important. It will continue to be extremely important. And so, our partners within the Blue system are going to continue to be just that, very, very important partners.

But think in these terms, when you look at the geography that we’ll now cover, we will have I believe an even more robust effort around more and more cities. We, you know, if you think about it now, we’ve got some major metropolitan areas, but as we merge two companies together, Anthem and WellPoint, we’ll be adding I believe some tremendous geographies where there are many, many Fortune 1000 headquartered companies. And so, you know, think of Atlanta, Georgia, St. Louis, Missouri, you know, the L.A. area, San Francisco, the list goes on and on. And so I think it’s going to be a very important part of our future.

Yes, sir. We’ll get a mike to you.

Unidentified Participant

Just a question about systems. I mean given the movement toward trying to do more on the national accounts business, you’re talking about WellPoint and Anthem each having very good systems on their own. But would a systems consolidation make sense over time to try to push the national accounts business where, you know, more uniform product design, and more uniform systems capabilities, may increase the importance to those customers?

Unidentified Participant

Yes, we will, certainly we will look at that as part of the integration teams. We operate in eight of our nine States, for example, on the NASCO system. That’s worked well for us. But frankly, it’s worked well where not every single customer is on the same system. And so it’s all about making sure that you have flexibility for a corporate account. When you’re writing business for, you know, a Fortune 1000 client on a national basis the key is flexibility and value. And so whatever underlying system we process on, you know, it has to have that flexibility.

Mike, is there anything — Mike Houk is here, who runs National Accounts. Mike, is there anything that you would want to add to that?

Mike Houk – President of National Accounts – Anthem

Yes, the only thing I would really add right now is Larry has told me to stay out of those states, and head down, and bring up the 29 or 30 new accounts we have for January. And so as we go forward it’ll be an interesting proposition to kind of look at those systems and see what is the best way to do it. But until January stay on track, right?

Larry Glasscock – Chairman, President and CEO – Anthem

Yes, relentless execution. Thank you, Mike. Yes, sir.

Unidentified Participant

Sorry to backtrack for a minute.

Larry Glasscock – Chairman, President and CEO – Anthem

Not at all.

Unidentified Participant

On the cycle question, but I have a two-part question. One is did you imply that a change in investment yields, obviously an increase in investment yields, would allow the not-for-profit or mutual Blues to then start decreasing pricing and potentially becoming irrational on a total return basis? That’s one.

Larry Glasscock – Chairman, President and CEO – Anthem

No, OK.

Unidentified Participant

OK.

Larry Glasscock – Chairman, President and CEO – Anthem

Let me answer that one, and then you can put your second one. No, I didn’t intend to imply that at all. I think what I was working very hard to make the case on is that people within the Blues, first of all, we have a lot of new leadership in the Blues. That leadership is from a variety of places. Some from within the Blues, some from outside of the Blues. But my experience on what I have seen is that people are focused on what are we producing in terms of operating gain? And so I wasn’t intending to imply anything other than that.

Second point is?

Unidentified Participant

Just a follow-up. Is it wrong for me to think of you guys as even if there is some type of irrational competition across the country in local markets, it appears to me that you, being the Blue, and you being the low cost producer for the most part in the markets that you dominate, are you somewhat insulated from any change from irrational behavior, or are you subject to it just like everyone else would be?

Larry Glasscock – Chairman, President and CEO – Anthem

Well, first of all, the thing I want to emphasize here is wherever you are at a point in time we always see competition. And you’re going to see, you’re going to continue to see that in the future. It’s been that way in the past. I think the thing that we have to remember about the Blues is that we don’t really compete with the other Blues. I mean the fact is we each have exclusive service areas, and so you have to, you really have to put that into your thinking. And so it’s really the other players other than the Blues that are competing with that local Blue plan and their pricing strategy.

And so, again, I continue to see discipline in the marketplace, but as we always have said you also see people who want to give an account for whatever reasons, and they choose to do what they think makes sense for their company. The thing that you have to remember about us, and we’ve covered this a couple of times over the course of the last year, is that we are very willing to walk away from business that does not make sense for that company or for us. And we’ve enumerated a number of examples where those numbers didn’t work.

And so our philosophy is very simple, and it really goes to the very issue you raised. We have a very substantial position in each state. We work very hard to negotiate on behalf of our members. We think we’re getting for them the best value that we possibly can. And if we lose a piece of business based on price, we believe that in due course we’ll get another shot at it. So that’s sort of the attitude that we have. But it’s really about staying disciplined. And, I guess, we’ve tried to make that point a few times based on

Unidentified Participant

We need bigger letters!

Larry Glasscock – Chairman, President and CEO – Anthem

But thank you for asking that again. I appreciate it.

Yes, we’ll get a mike to you.

Unidentified Participant

Just to stay on the topic of the cycle. I mean from my perspective it’s another way that the cycle could end. I mean if everyone is as disciplined as you say they are isn’t there a chance where a lot of the publicly traded companies don’t meet the enrollment expectations that the public markets have for them right now? Isn’t that another way that the cycle could end, at least from a stock market perspective?

Larry Glasscock – Chairman, President and CEO – Anthem

Well, I really can’t speak to what our competitors are doing. I can speak to what we’re doing. I mean we are making sure that we remain very disciplined. If you look at our margins I think that is demonstrated in a pretty clear way. And with that we are growing, as I said, this year between 800,000 and 900,000 members. We have guidance out there for next year of growth between four and six percent. And so we feel very optimistic about where we are and what we can accomplish. If other companies, you know, choose a different approach, you know, that’s where they will be.

I’m going to ask both Tom Snead, if Tom, you wanted to add anything to that? Or Mike?

Mike Smith – EVP and CFO – Anthem

I’d like to comment, just briefly. I want to refer back to our colleague, Marjorie Dorr’s remarks. And perhaps it’s our fault in failing to communicate more emphatically. The last time I checked our stock price did not correlate precisely to our membership growth rate, rather to our earnings growth rate. And, therefore, the discipline in this business we think speaks more loudly around performance which, in turn, investors will reward.

I also think it’s absolutely critical during Marjorie’s presentation and during our dialogue today that we really get our heads around the competitive forces in the business. Price is an issue. Price reflects value. Marjorie will speak to value. And it’s absolutely critical that we gain your confidence that Anthem is demonstrating its value to its members, and that is being reflected in this company attaining the fastest growth rate in its industry, not on a strategy of low price. We are not the lowest priced offerer of products in all of our markets.

But for us to leave you or the community at large with an impression that there’s enough price elasticity in this business that irrational pricing would in any permanent way shift the market shares and dynamics of the national competitors I frankly think would be a disservice to you. We compete on very, very many bases beyond price.

Now, we have advantages that allow us to price our products very competitively. There will be very few people in America who will be averaging their administrative costs across a membership base of nearly 26 million members, and so we rather doubt that anybody can get their network cost and their administrative cost to a level low enough to on a sustained basis make our pricing non-competitive.

Larry Glasscock – Chairman, President and CEO – Anthem

Thank you, Mike. Any other questions? Yes, sir.

Unidentified Participant

I just have one follow-up question. Earlier you mentioned that your use of data is so much better in terms of underwriting, and et cetera. Is that true across the Blue system? Or is it just true for sort of the larger, you know, public and, or larger Blues?

Larry Glasscock – Chairman, President and CEO – Anthem

Well, I think I’m going to let Cindy, who is, you know, meets with actuaries across the Blues, comment on that. Cindy, are you all right with that? I mean you have very firsthand information.

Unidentified Participant

I think there’s been a general movement among companies in general, but certainly among the Blues to look at data more frequently, to improve the actuarial processes. The Blue Cross Blue Shield Association has been very active in bringing together seminars and conferences of actuaries and underwriters to try to take the best practices and the learnings of the more advanced companies and spread them to some of the smaller companies. And so I think there have been not just in our company but across the industry as a whole great strides in actuarial processes.

Larry Glasscock – Chairman, President and CEO – Anthem

Thank you, Cindy.

We have time for one more question.

Unidentified Participant

The theme today here seems to be fairly obvious, in disciplined and rational behavior going forward. My question is one of more of an industry perspective, and I am interested in your thoughts. You know, as the industry talks about, again, disciplined, rational behavior, looking forward, less reliance on the notion of an underwriting pricing cycle. You know, in developing your list of what you’re going to do with your free cash flow in the future have you had any significant thoughts about paying a material dividend to investors? And not just to pay a dividend for dividend’s sake, but to endorse your expected future rational behavior and discipline as we look into, you know, the next five, 10 years, and obviously a business that’s changing quite a bit?

Larry Glasscock – Chairman, President and CEO – Anthem

Well, Mike and I have had a lot of discussions about that. We’ve talked with our Board about it, and I’m going to let him update you on our latest discussion.

Mike Smith – EVP and CFO – Anthem

Right. I alluded to this earlier. It would strike me that this is an industry that over time will likely be driven by those who provide capital to think more carefully around the notion of cash dividends. The last time I looked 381 of the Fortune 500 companies were paying in some fashion a cash dividend to their owners. Most in our industry have not. Three of our relevant peers have had dividend policies. None of the variety that you have referred to in terms of any substantial portion of their cash earnings being returned in the form of dividend. Each of us has a historic grounding in the need to preserve capital, to covet capital given our regulatory status.

My own view, and our Board is challenging us to look at this carefully. My own view is that you are likely to see a movement toward cash dividends over long run among the very large and very successful companies in this industry. There’s great debate, as you know. You hardly can pick-up a financial piece that does not wish to debate the effectiveness of share repurchase versus cash dividends.

We are looking at this very, very carefully. Our Board has called for an extensive research. We delivered our last piece in April, and I am sure it will be revisited by the Board in ‘04 and beyond. I can do this, I guess, since my retirement has been announced. I won’t be around and held accountable perhaps to this type of financial policy. My own view it seems inevitable that cash dividends will be a part of the capital management strategies in this industry going forward. That is a personal view.

Larry Glasscock – Chairman, President and CEO – Anthem

Again, I want to thank all of you for the questions.